Leishen Energy Holding Co., Ltd.

103 Huizhong Li, B Building, Peking Times Square, Unit 15B10

Chaoyang District, Beijing, China

December 19, 2023

Via Edgar Correspondence

Becky Chow, Stephen Krikorian, Marion Graham, Jan Woo

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Leishen Energy Holding Co., Ltd. Amendment No. 3 to Draft Registration Statement on Form F-1 Submitted August 24, 2023 CIK No. 0001985139

Dear Madam, Sirs,

This letter is in response to the letter dated December 12, 2023, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Leishen Energy Holding Co., Ltd. (the “Company”, “we”, and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended registration statement on Form F-1 (the “Amended Registration Statement”) is being filed to accompany this letter.

Response to SEC Letter dated December 12, 2023

Form DRS/A filed on November 28, 2023

Notes to Consolidated Financial Statements

Revenue recognition, page F-14

1.

We note your responsive disclosure to our prior comment 4. Please revise to include quantitative disclosures of your revenue disaggregation in your financial statements footnote. Refer to ASC 606-10-50-5 and ASC 606-10-50-6.

Response: Please refer to the revised disclosure on page F-14.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our outside securities counsel Huan Lou, Esq. or David Manno, Esq. of Sichenzia Ross Ference Carmel LLP at hlou@srfc.law or dmanno@srfc.law.

Very truly yours,

/s/ Hongliang Li
Name:	Hongliang Li
Title:	Chief Executive Officer and Director